FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

13 May 2009

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-145845) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED

This Form 6–K consists of a consent of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to Barclays Bank PLC, which appears as an exhibit hereto. The consent of Cadwalader, Wickersham & Taft LLP is filed herewith as an exhibit to the Registration Statement of Barclays Bank PLC on Form F-3 (No. 333-145845).

EXHIBIT INDEX

Exhibit No:
23.4	Consent of Cadwalader, Wickersham & Taft LLP, special tax counsel to Barclays Bank PLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS BANK PLC

Date: 13 May 2009	By:	/s/ Marie Smith
	Name:	Marie Smith
	Title:	Assistant Secretary